                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                               Edify Corporation
                   -----------------------------------------
                                (Name of Issuer)



                         Common Stock, $0.001 par value
                   -----------------------------------------
                         (Title of Class of Securities)


                                   280599101
                   -----------------------------------------
                                 (CUSIP Number)



                            David J. Greenwald, Esq.
                              Goldman, Sachs & Co.
                                85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000
                  --------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                October 22, 1998
                   -----------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]



                               Page 1 of 20 pages

--------------------------
CUSIP NO.
280599101
--------------------------

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

         Goldman, Sachs & Co.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                   (a) [ ]
                                                   (b) [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

         AF;WC;OO
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
                                                       [X]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

         New York
--------------------------------------------------------------------------------
Number of
Shares          7.  Sole Voting Power
Beneficially
Owned By                 0
Each            -------------------------------
Reporting       8.  Shared Voting Power
Person With
                         1,161,855
                -------------------------------
                9.  Sole Dispositive Power

                         0
                -------------------------------
                10. Shared Dispositive Power

                         1,161,855
                -------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          1,161,855
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Representing by Amount in Row (11)

          6.8%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

          BD-PN-IA
--------------------------------------------------------------------------------



                               Page 2 of 20 pages

--------------------------
CUSIP NO.
280599101
--------------------------

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

         The Goldman Sachs Group, L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                   (a) [ ]
                                                   (b) [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

         AF
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
                                                       [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of
Shares          7.  Sole Voting Power
Beneficially
Owned By                 0
Each            -------------------------------
Reporting       8.  Shared Voting Power
Person With
                         1,161,855
                -------------------------------
                9.  Sole Dispositive Power

                         0
                -------------------------------
                10. Shared Dispositive Power

                         1,161,855
                -------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          1,161,855
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Representing by Amount in Row (11)

          6.8%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

          HC-PN
--------------------------------------------------------------------------------



                               Page 3 of 20 pages

-------------------------
CUSIP NO.
280599101
-------------------------

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

         GS Capital Partners II, L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                   (a) [ ]
                                                   (b) [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

         WC
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
                                                       [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of
Shares          7.  Sole Voting Power
Beneficially
Owned By                 0
Each            -------------------------------
Reporting       8.  Shared Voting Power
Person With
                         604,190
                -------------------------------
                9.  Sole Dispositive Power

                         0
                -------------------------------
                10. Shared Dispositive Power

                         604,190
                -------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          604,190
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Representing by Amount in Row (11)

          3.5%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

          PN
--------------------------------------------------------------------------------



                               Page 4 of 20 pages

-------------------------
CUSIP NO.
280599101
-------------------------

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

         GS Capital Partners II Offshore, L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                   (a) [ ]
                                                   (b) [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

         WC
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
                                                       [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

         Cayman Islands
--------------------------------------------------------------------------------
Number of
Shares          7.  Sole Voting Power
Beneficially
Owned By                 0
Each            -------------------------------
Reporting       8.  Shared Voting Power
Person With
                         240,190
                -------------------------------
                9.  Sole Dispositive Power

                         0
                -------------------------------
                10. Shared Dispositive Power

                         240,190
                -------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          240,190
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Representing by Amount in Row (11)

          1.4%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

          PN
--------------------------------------------------------------------------------



                               Page 5 of 20 pages

--------------------------
CUSIP NO.
280599101
--------------------------

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

         GS Capital Partners II (Germany) Civil Law Partnership
         (with limitation of liability)
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                   (a) [ ]
                                                   (b) [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

         WC
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
                                                       [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

         Germany
--------------------------------------------------------------------------------
Number of
Shares          7.  Sole Voting Power
Beneficially
Owned By                 0
Each            -------------------------------
Reporting       8.  Shared Voting Power
Person With
                         22,286
                -------------------------------
                9.  Sole Dispositive Power

                         0
                -------------------------------
                10. Shared Dispositive Power

                         22,286
                -------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          22,286
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Representing by Amount in Row (11)

          0.1%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

          PN
--------------------------------------------------------------------------------



                               Page 6 of 20 pages

--------------------------
CUSIP NO.
280599101
--------------------------

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

         GS Advisors, L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                   (a) [ ]
                                                   (b) [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

         AF
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
                                                       [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of
Shares          7.  Sole Voting Power
Beneficially
Owned By                 0
Each            -------------------------------
Reporting       8.  Shared Voting Power
Person With
                         604,190
                -------------------------------
                9.  Sole Dispositive Power

                         0
                -------------------------------
                10. Shared Dispositive Power

                         604,190
                -------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          604,190
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

 -------------------------------------------------------------------------------
13.  Percent of Class Representing by Amount in Row (11)

          3.5%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

          PN
--------------------------------------------------------------------------------



                               Page 7 of 20 pages

-------------------------
CUSIP NO.
280599101
-------------------------

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

         GS Advisors II (Cayman), L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                   (a) [ ]
                                                   (b) [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

         AF
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
                                                       [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

         Cayman Islands
--------------------------------------------------------------------------------
Number of
Shares          7.  Sole Voting Power
Beneficially
Owned By                 0
Each            -------------------------------
Reporting       8.  Shared Voting Power
Person With
                         240,190
                -------------------------------
                9.  Sole Dispositive Power

                         0
                -------------------------------
                10. Shared Dispositive Power

                         240,190
                -------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          240,190
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Representing by Amount in Row (11)

          1.4%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

          PN
--------------------------------------------------------------------------------



                               Page 8 of 20 pages

--------------------------
CUSIP NO.
280599101
--------------------------

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Goldman, Sachs & Co. oHG
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                   (a) [ ]
                                                   (b) [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

         AF
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
                                                       [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

         Germany
--------------------------------------------------------------------------------
Number of
Shares          7.  Sole Voting Power
Beneficially
Owned By                 0
Each            -------------------------------
Reporting       8.  Shared Voting Power
Person With
                         22,286
                -------------------------------
                9.  Sole Dispositive Power

                         0
                -------------------------------
                10. Shared Dispositive Power

                         22,286
                -------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          22,286
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Representing by Amount in Row (11)

          0.1%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

          PN
--------------------------------------------------------------------------------



                               Page 9 of 20 pages

    GS Capital Partners II, L.P. ("GSCP"), GS Capital Partners II Offshore, L.P. ("GSCP II Offshore"), GS Capital Partners II (Germany) Civil Law Partnership ("GSCP II Germany", and, together with GSCP and GSCP II Offshore, "GSCPII"), GS Advisors, L.P. ("GS Advisors"), GS Advisors II (Cayman), L.P. ("GS Advisors Cayman"), Goldman, Sachs & Co. oHG ("GS oHG"), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, L.P. ("GS Group" and, together with GSCPII, GS Advisors, GS Advisors Cayman, GS oHG and Goldman Sachs, the "Filing Persons")/1/ hereby amend this statement on Schedule 13D filed with respect to the Common Stock, $0.001 par value per share (the "Common Stock"), of Edify Corporation, a Delaware corporation (the "Company"), as most recently amended by Amendment No. 1 thereto filed June 19, 1998 (as amended, the "Schedule 13D"). Goldman Sachs and GS Group may be deemed, for purposes of this Statement, to beneficially own 962,963 shares of Common Stock through GSCPII and certain other limited partnerships (the "Other Limited Partnerships" and, together with GSCP, GSCP II Offshore and GSCP II Germany, the "Limited Partnerships") of which affiliates of Goldman Sachs and GS Group are the general partner or the managing general partner. Goldman Sachs and GS Group each disclaim beneficial ownership of shares of Common Stock beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates. Goldman Sachs and GS Group may also be deemed to beneficially own shares of Common Stock held in client accounts with respect to which Goldman Sachs or employees of Goldman Sachs have voting or investment discretion, or both ("Managed Accounts"). Goldman Sachs and GS Group each disclaim beneficial ownership of the shares of Common Stock held in Managed Accounts. Goldman Sachs and GS Group may also be deemed to beneficially own from time to time shares of Common Stock acquired in ordinary course trading activities by Goldman Sachs. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D.

    This Amendment No. 2 is being filed to report a decrease in the percentage of the outstanding shares of Common Stock which may be deemed to be beneficially owned by certain of the Filing Persons which change was as a result of an increase in the number of shares of Common Stock reported to be outstanding by the Company in its most recent Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 (the "Company's 10-Q"), relative to the number of shares of Common Stock reported to be outstanding by the Company in its Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, and by a decrease in the number of shares of Common Stock acquired in ordinary course trading activities and held in Managed Accounts.

---------------------
/1/ Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purpose other than Section 13(d) ofthe Securities Exchange Act of 1934.



                              Page 10 of 20 pages

Item 1 is hereby amended and restated as follows:

Item 1.  Security and Issuer
         -------------------

     This Statement on Schedule 13D relates to the  Common Stock of the Company.

     The principal executive offices of the Company are located at 2840 San Tomas Expressway, Santa Clara, California 95051.


Item 3 is hereby amended as follows:

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

     Schedule IV attached hereto sets forth transactions in the Common Stock which have been effected during the period from August 23, 1998 through October 23, 1998, all of which were effected in the ordinary course of business of Goldman Sachs. The total consideration (exclusive of commissions) for shares of Common Stock purchased during this period was approximately $2,897,542.94. Funds for ordinary course trading purchases came from working capital.


Item 5 is hereby amended as follows:

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

     (a) As of October 23, 1998, GSCP beneficially owned, and GS Advisors may be deemed to have beneficially owned, an aggregate of 604,190 shares of Common Stock, representing in the aggregate approximately 3.5% of the shares of the Common Stock reported to be outstanding in the Company's 10-Q.

     As of October 23, 1998, GSCP II Offshore beneficially owned, and GS Advisors Cayman may be deemed to have beneficially owned, an aggregate of 240,190 shares of Common Stock, representing in the aggregate approximately 1.4% of the shares of the Common Stock reported to be outstanding in the Company's 10-Q.

     As of October 23, 1998, GSCP II Germany beneficially owned, and GS oHG may be deemed to have beneficially owned, an aggregate of 22,286 shares of Common Stock, representing in the aggregate approximately 0.1% of the shares of the Common Stock reported to be outstanding in the Company's 10-Q.

     As of October 23, 1998, each of Goldman Sachs and GS Group may be deemed to have beneficially owned an aggregate of 1,161,855 shares of Common Stock, including (i) the shares of Common Stock beneficially owned by the Limited Partnerships described above, (ii) 96,297 shares of Common Stock beneficially owned by the Other Limited Partnerships, (iii) 64,288 shares of Common Stock acquired in ordinary course trading activities, and (iv) 134,604 shares of
Common  Stock  held  in  Managed   Accounts,   representing   in  the  aggregate
approximately 6.8% of the Common Stock reported to be outstanding in the Company's 10-Q.

     GS Group and Goldman Sachs each disclaim beneficial ownership of (i) the shares of Common Stock beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than GS Group, Goldman Sachs or their affiliates and (ii) shares of Common Stock held in Managed Accounts.

     None of the Filing Persons, or, to the knowledge of any of the Filing Persons, any of the Limited Partnerships that is not a Filing Person, beneficially owns any shares of Common Stock as of October 23, 1998 other than as set forth herein.

     (c) Schedule IV sets forth transactions in the Common Stock which have been effected during the period from August 23, 1998 through October 23, 1998, all of which were effected in the ordinary course of business of Goldman Sachs. The transactions in the Common Stock, described in Schedule IV, were effected in the NASDAQ National Market. The total consideration (exclusive of commissions) for the shares of Common Stock purchased during this period was approximately $2,897,542.94.

     Except as set forth on Schedule IV, no transactions in the Common Stock were effected by the Filing Persons, or, to the knowledge of any of the Filing Persons, any of the Limited Partnerships that is not a Filing Person or any of the persons listed on Schedules I, II-B-i, II-B-ii or II-C hereto, during the period from August 23, 1998 through October 23, 1998.



                              Page 11 of 20 pages

                                    SIGNATURE
                                    ---------


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  October 27, 1998



                                 GOLDMAN, SACHS & CO.

                                 By:/s/ Hans L. Reich
                                    ----------------------------------------
                                 Name:  Hans L. Reich
                                 Title: Attorney-in-fact


                                 THE GOLDMAN SACHS GROUP,L.P.

                                 By:/s/ Hans L. Reich
                                    ----------------------------------------
                                 Name:  Hans L. Reich
                                 Title: Attorney-in-fact


                                 GS CAPITAL PARTNERS II, L.P.

                                 By:/s/ Hans L. Reich
                                    ----------------------------------------
                                 Name:  Hans L. Reich
                                 Title: Attorney-in-fact


                                 GS  CAPITAL PARTNERS II OFFSHORE, L.P.

                                 By:/s/ Hans L. Reich
                                    ------------------------------------------
                                 Name:  Hans L. Reich
                                 Title: Attorney-in-fact


                                 GS CAPITAL PARTNERS II (GERMANY) CIVIL LAW PARTNERSHIP (with limitation of liability)

                                 By:/s/ Hans L. Reich
                                    ----------------------------------------
                                 Name:  Hans L. Reich
                                 Title: Attorney-in-Fact


                                 GS ADVISORS, L.P.

                                 By:/s/ Hans L. Reich
                                    ----------------------------------------
                                 Name:  Hans L. Reich
                                 Title: Attorney-in-fact


                                 GS ADVISORS II (CAYMAN), L.P.

                                 By:/s/ Hans L. Reich
                                    -----------------------------------------
                                 Name:  Hans L. Reich
                                 Title: Attorney-in-fact


                                 GOLDMAN, SACHS & CO. oHG

                                 By:/s/ Hans L. Reich
                                    -----------------------------------------
                                 Name:  Hans L. Reich
                                 Title: Attorney-in-Fact



                              Page 12 of 20 pages


                                                     SCHEDULE I
                                                     ----------


                  The name of each  director of The Goldman  Sachs  Corporation  and The Goldman,  Sachs &
         Co. L.L.C. and of each member of the executive  committees of The Goldman Sachs Corporation,  The
         Goldman Sachs & Co. L.L.C.,  The Goldman Sachs Group, L.P. and Goldman,  Sachs & Co. is set forth below.

                  The  business address of each person listed  below except  John L. Thornton  is 85 Broad
         Street, New York, NY 10004.  The business address of John L. Thornton is 133 Fleet Street, London
         EC4A 2BB,  England.  Each  person  is a  citizen  of the  United States of America.  The  present principal  occupation or employment of each  of the listed  persons is as a managing  director of
         Goldman, Sachs & Co. or another  Goldman Sachs  operating entity and as a member of the executive committee.


         Jon Z. Corzine

         Henry M. Paulson, Jr.

         Roy J. Zuckerberg

         Robert J. Hurst

         John A. Thain

         John L. Thornton



                                                Page 13 of 20 pages


                                   SCHEDULE IV
                                Edify Corporation
                               Cusip No. 280599101

     Purchases      Sales          Price      Trade Date  Settlement Date
     ---------------------------------------------------------------------------
                    1,000          7           24-Aug-98    27-Aug-98
                    1,000          7.25        24-Aug-98    27-Aug-98
                    1,000          6.5         24-Aug-98    27-Aug-98
                      600          6.875       24-Aug-98    27-Aug-98
       1,300                       6.75        24-Aug-98    27-Aug-98
       1,000                       7.125       24-Aug-98    27-Aug-98
       1,000                       7.0625      24-Aug-98    27-Aug-98
       1,000                       6.75        24-Aug-98    27-Aug-98
       1,000                       7.125       24-Aug-98    27-Aug-98
                   10,000          7           24-Aug-98    27-Aug-98
                    1,000          7           24-Aug-98    27-Aug-98
       1,000                       6.875       24-Aug-98    27-Aug-98
         750                       7.125       24-Aug-98    27-Aug-98
                    1,000          7.125       24-Aug-98    27-Aug-98
       1,000                       6.75        24-Aug-98    27-Aug-98
       3,300                       6.75        24-Aug-98    27-Aug-98
                      700          7.25        24-Aug-98    27-Aug-98
       1,000                       6.6875      24-Aug-98    27-Aug-98
       1,000                       6.75        24-Aug-98    27-Aug-98
       1,000                       6.875       24-Aug-98    27-Aug-98
       1,000                       7           24-Aug-98    27-Aug-98
       2,000                       7           24-Aug-98    27-Aug-98
       4,000                       7           24-Aug-98    27-Aug-98
       1,000                       6.6875      24-Aug-98    27-Aug-98
       1,000                       6.5         24-Aug-98    27-Aug-98
       1,000                       6.75        24-Aug-98    27-Aug-98
         500                       6.75        24-Aug-98    27-Aug-98
                    8,000          7           24-Aug-98    27-Aug-98
                    4,000          7           24-Aug-98    27-Aug-98
       1,000                       6.75        24-Aug-98    27-Aug-98
         300                       7.125       24-Aug-98    27-Aug-98
          50                       6.5         24-Aug-98    27-Aug-98
       1,000                       7.1875      24-Aug-98    27-Aug-98
         700                       7           24-Aug-98    27-Aug-98
       1,000                       7           24-Aug-98    27-Aug-98
                    4,000          7           24-Aug-98    27-Aug-98
                      600          7.25        24-Aug-98    27-Aug-98
                      100          6           25-Aug-98    28-Aug-98
                    2,000          6.75        25-Aug-98    28-Aug-98
                      500          6           25-Aug-98    28-Aug-98
       1,000                       6.125       25-Aug-98    28-Aug-98
       1,000                       6.5         25-Aug-98    28-Aug-98
       2,500                       6.03125     26-Aug-98    31-Aug-98
                    1,000          6.25        26-Aug-98    31-Aug-98
       2,500                       5.6875      27-Aug-98     1-Sep-98
       4,000                       5.75        27-Aug-98     1-Sep-98
                      200          6           27-Aug-98     1-Sep-98
       1,000                       5.375       27-Aug-98     1-Sep-98
                      500          5.75        27-Aug-98     1-Sep-98
                    2,000          5.75        27-Aug-98     1-Sep-98
                    5,900          5.75        27-Aug-98     1-Sep-98
      15,000                       5.5         28-Aug-98     2-Sep-98
                      300          5.75        28-Aug-98     2-Sep-98
                    1,000          5.625       28-Aug-98     2-Sep-98
                    1,000          5.5625      28-Aug-98     2-Sep-98
                    1,000          5.5625      28-Aug-98     2-Sep-98
                    1,000          5.5625      28-Aug-98     2-Sep-98
                    2,000          5.625       28-Aug-98     2-Sep-98



                              Page 14 of 20 pages

     Purchases      Sales          Price      Trade Date  Settlement Date
     ---------------------------------------------------------------------------
                    1,000          5.5625      28-Aug-98     2-Sep-98
                    2,400          5.625       28-Aug-98     2-Sep-98
      20,000                       5.5         28-Aug-98     2-Sep-98
                    1,000          5.625       28-Aug-98     2-Sep-98
                    1,000          5.625       28-Aug-98     2-Sep-98
                    2,200          5.5625      28-Aug-98     2-Sep-98
       7,500                       5.571       28-Aug-98     2-Sep-98
         600                       5.375       28-Aug-98     2-Sep-98
      15,000                       5.5625      28-Aug-98     2-Sep-98
                    1,000          5.5625      28-Aug-98     2-Sep-98
                    1,000          5.5625      28-Aug-98     2-Sep-98
                    1,000          5.625       28-Aug-98     2-Sep-98
                    5,000          5.5625      28-Aug-98     2-Sep-98
                    5,800          5.625       28-Aug-98     2-Sep-98
       1,000                       5.5         28-Aug-98     2-Sep-98
                      200          5.625       28-Aug-98     2-Sep-98
                    1,000          5.5625      28-Aug-98     2-Sep-98
                   10,000          5.625       28-Aug-98     2-Sep-98
                    1,000          5.5625      28-Aug-98     2-Sep-98
                      800          5.5625      28-Aug-98     2-Sep-98
                      200          5.5625      28-Aug-98     2-Sep-98
                      100          5.625       31-Aug-98     3-Sep-98
       6,000                       5.5625      31-Aug-98     3-Sep-98
                      800          5.625       31-Aug-98     3-Sep-98
                      400          5.625       31-Aug-98     3-Sep-98
       3,000                       5.5625      31-Aug-98     3-Sep-98
                    2,000          5.625       31-Aug-98     3-Sep-98
       4,000                       5.345       31-Aug-98     3-Sep-98
                    2,000          5.625       31-Aug-98     3-Sep-98
                   10,000          5.625       31-Aug-98     3-Sep-98
       6,000                       5.5625      31-Aug-98     3-Sep-98
                      660          5.625       31-Aug-98     3-Sep-98
       4,000                       5.5         31-Aug-98     3-Sep-98
      10,000                       5.375       31-Aug-98     3-Sep-98
                      900          5.625       31-Aug-98     3-Sep-98
                    1,000          5.25         1-Sep-98     4-Sep-98
                    1,500          5.75         1-Sep-98     4-Sep-98
                    2,000          5.625        1-Sep-98     4-Sep-98
                    4,000          5.625        1-Sep-98     4-Sep-98
                    1,000          5.75         1-Sep-98     4-Sep-98
                    1,000          5.625        1-Sep-98     4-Sep-98
                      600          5.75         1-Sep-98     4-Sep-98
                      500          5.625        1-Sep-98     4-Sep-98
                      500          5.625        1-Sep-98     4-Sep-98
       3,000                       5.2          1-Sep-98     4-Sep-98
                    6,000          5.1875       1-Sep-98     4-Sep-98
                    1,000          5.625        1-Sep-98     4-Sep-98
                    1,300          5.375        1-Sep-98     4-Sep-98
      10,000                       5.5625       1-Sep-98     4-Sep-98
                    3,500          5.625        1-Sep-98     4-Sep-98
       5,000                       5.625        1-Sep-98     4-Sep-98
       5,000                       5.625        1-Sep-98     4-Sep-98
                    4,000          5.25         1-Sep-98     4-Sep-98
                    4,000          5.75         1-Sep-98     4-Sep-98
                    1,000          5.75         1-Sep-98     4-Sep-98
                    3,000          5.625        1-Sep-98     4-Sep-98
                    6,000          5.1875       1-Sep-98     4-Sep-98
                    1,000          5.75         1-Sep-98     4-Sep-98



                              Page 15 of 20 pages

     Purchases      Sales          Price      Trade Date  Settlement Date
     ---------------------------------------------------------------------------
                    1,400          6            2-Sep-98     8-Sep-98
                    2,000          5.875        2-Sep-98     8-Sep-98
       1,000                       6            2-Sep-98     8-Sep-98
                    1,300          6.125        2-Sep-98     8-Sep-98
                    1,000          6            2-Sep-98     8-Sep-98
                    3,000          5.875        2-Sep-98     8-Sep-98
                    3,000          5.875        2-Sep-98     8-Sep-98
                    2,000          5.75         2-Sep-98     8-Sep-98
                    2,000          5.875        2-Sep-98     8-Sep-98
       1,000                       5.875        2-Sep-98     8-Sep-98
                    3,000          5.75         2-Sep-98     8-Sep-98
      19,675                       5.875        2-Sep-98     8-Sep-98
                    2,000          5.875        2-Sep-98     8-Sep-98
                      500          6            2-Sep-98     8-Sep-98
         600                       6            2-Sep-98     8-Sep-98
                      400          6.125        2-Sep-98     8-Sep-98
       1,000                       6.125        2-Sep-98     8-Sep-98
                    1,000          5.4375       3-Sep-98     9-Sep-98
                    1,000          5.03125      3-Sep-98     9-Sep-98
                    1,000          5.375        3-Sep-98     9-Sep-98
                      100          5.25         3-Sep-98     9-Sep-98
                    2,000          5            3-Sep-98     9-Sep-98
                      500          5.25         3-Sep-98     9-Sep-98
                    1,000          5.5          3-Sep-98     9-Sep-98
                    3,000          5.5          3-Sep-98     9-Sep-98
                    1,000          5.5          3-Sep-98     9-Sep-98
                    1,000          5.4375       3-Sep-98     9-Sep-98
                    1,000          5.25         3-Sep-98     9-Sep-98
                    1,000          5.5          3-Sep-98     9-Sep-98
         100                       5.125        3-Sep-98     9-Sep-98
                      500          5.25         3-Sep-98     9-Sep-98
                    1,000          5.25         3-Sep-98     9-Sep-98
                    3,000          5.5          3-Sep-98     9-Sep-98
                      100          5.5          3-Sep-98     9-Sep-98
                    1,000          5.3125       3-Sep-98     9-Sep-98
                      200          6            3-Sep-98     9-Sep-98
                      200          5.375        3-Sep-98     9-Sep-98
       1,000                       5.625        3-Sep-98     9-Sep-98
                    1,000          5.125        3-Sep-98     9-Sep-98
                      100          5.25         3-Sep-98     9-Sep-98
       2,200                       5.375        4-Sep-98    10-Sep-98
       1,000                       5.375        4-Sep-98    10-Sep-98
                    1,000          5.5625       9-Sep-98    14-Sep-98
                   25,000          5.5         10-Sep-98    15-Sep-98
                    1,500          5.5         10-Sep-98    15-Sep-98
                      325          5.625       10-Sep-98    15-Sep-98
       1,000                       5.5         10-Sep-98    15-Sep-98
                    1,000          5.5         10-Sep-98    15-Sep-98
                    8,000          5.5         10-Sep-98    15-Sep-98
                    2,000          5.5         10-Sep-98    15-Sep-98
         659                       5.375       10-Sep-98    15-Sep-98
                    1,000          5.625       10-Sep-98    15-Sep-98
                      100          5.625       10-Sep-98    15-Sep-98
                    2,500          5.75        14-Sep-98    17-Sep-98
                    5,000          5.75        14-Sep-98    17-Sep-98
                    1,000          5.875       15-Sep-98    18-Sep-98
                    1,300          5.875       15-Sep-98    18-Sep-98
                    5,000          6.125       16-Sep-98    21-Sep-98



                              Page 16 of 20 pages

     Purchases      Sales          Price      Trade Date  Settlement Date
     ---------------------------------------------------------------------------
       1,000                       6.25        16-Sep-98    21-Sep-98
       1,000                       6.25        16-Sep-98    21-Sep-98
       1,000                       6.5         16-Sep-98    21-Sep-98
       1,000                       6.25        16-Sep-98    21-Sep-98
                      500          6.375       16-Sep-98    21-Sep-98
       1,000                       6.46875     16-Sep-98    21-Sep-98
       1,000                       6.25        16-Sep-98    21-Sep-98
         200                       6.25        16-Sep-98    21-Sep-98
         200                       6           16-Sep-98    21-Sep-98
         200                       6.5         16-Sep-98    21-Sep-98
         200                       6.375       17-Sep-98    22-Sep-98
       1,000                       6.625       17-Sep-98    22-Sep-98
         100                       6.625       17-Sep-98    22-Sep-98
       1,000                       6.5         17-Sep-98    22-Sep-98
       1,000                       6.625       17-Sep-98    22-Sep-98
       1,000                       6.625       17-Sep-98    22-Sep-98
       1,000                       6.375       17-Sep-98    22-Sep-98
       1,000                       6.5625      17-Sep-98    22-Sep-98
         500                       6.375       18-Sep-98    23-Sep-98
         500                       6.6875      18-Sep-98    23-Sep-98
         100                       6.75        18-Sep-98    23-Sep-98
         300                       6.59375     18-Sep-98    23-Sep-98
       1,000                       6.5         18-Sep-98    23-Sep-98
                    4,900          6.5         18-Sep-98    23-Sep-98
       5,000                       6.625       18-Sep-98    23-Sep-98
         800                       6.59375     18-Sep-98    23-Sep-98
       1,000                       6.875       18-Sep-98    23-Sep-98
       1,000                       6.875       18-Sep-98    23-Sep-98
       1,000                       6.5         18-Sep-98    23-Sep-98
       1,000                       6.875       21-Sep-98    24-Sep-98
                    2,000          7.0625      21-Sep-98    24-Sep-98
                    1,000          7           21-Sep-98    24-Sep-98
                    1,000          7           21-Sep-98    24-Sep-98
       1,000                       6.625       22-Sep-98    25-Sep-98
       1,300                       6.625       22-Sep-98    25-Sep-98
       1,000                       7.125       22-Sep-98    25-Sep-98
                    3,500          6.625       22-Sep-98    25-Sep-98
       1,100                       7.125       22-Sep-98    25-Sep-98
       1,000                       6.75        22-Sep-98    25-Sep-98
       1,800                       6.68        22-Sep-98    25-Sep-98
       1,300                       6.68        22-Sep-98    25-Sep-98
       3,000                       7           23-Sep-98    28-Sep-98
       1,000                       7           23-Sep-98    28-Sep-98
       1,000                       7.0625      23-Sep-98    28-Sep-98
       1,000                       7.0625      23-Sep-98    28-Sep-98
       2,000                       7           23-Sep-98    28-Sep-98
       1,000                       7           23-Sep-98    28-Sep-98
       1,000                       7           23-Sep-98    28-Sep-98
       3,000                       7           23-Sep-98    28-Sep-98
       1,000                       6.625       24-Sep-98    29-Sep-98
                   10,000          6.56        25-Sep-98    30-Sep-98
                  160,803          6.5625      28-Sep-98     1-Oct-98
     160,803                       6.5625      28-Sep-98     1-Oct-98
       1,000                       6.25        28-Sep-98     1-Oct-98
       1,000                       6.625       28-Sep-98     1-Oct-98
       1,000                       6.375       28-Sep-98     1-Oct-98
         100                       6.5625      28-Sep-98     1-Oct-98
                    1,300          6.625       29-Sep-98     2-Oct-98



                              Page 17 of 20 pages

     Purchases      Sales          Price      Trade Date  Settlement Date
     ---------------------------------------------------------------------------
                    2,500          6.625       29-Sep-98     2-Oct-98
                      700          6.5          1-Oct-98     6-Oct-98
                      300          6.5          1-Oct-98     6-Oct-98
       1,000                       6.375        1-Oct-98     6-Oct-98
                      955          6.625        1-Oct-98     6-Oct-98
                    2,000          6.75         2-Oct-98     7-Oct-98
                    5,000          6.75         2-Oct-98     7-Oct-98
       1,000                       6.75         2-Oct-98     7-Oct-98
                    1,000          6.75         2-Oct-98     7-Oct-98
                    2,000          6.75         2-Oct-98     7-Oct-98
       1,000                       6.625        2-Oct-98     7-Oct-98
       1,500                       6.4375       2-Oct-98     7-Oct-98
                    1,000          6.75         2-Oct-98     7-Oct-98
                    3,000          6.75         2-Oct-98     7-Oct-98
                    1,000          6.75         2-Oct-98     7-Oct-98
                    1,000          5.75         5-Oct-98     8-Oct-98
                      100          5.625        5-Oct-98     8-Oct-98
                    1,000          5.25         5-Oct-98     8-Oct-98
                      100          5.6875       5-Oct-98     8-Oct-98
       1,000                       6.125        5-Oct-98     8-Oct-98
                    5,000          5.125        5-Oct-98     8-Oct-98
                      800          5.125        5-Oct-98     8-Oct-98
                      500          5.75         5-Oct-98     8-Oct-98
                    4,000          5.125        5-Oct-98     8-Oct-98
       2,000                       5.085        5-Oct-98     8-Oct-98
       2,000                       5.7725       5-Oct-98     8-Oct-98
       2,000                       6.46         5-Oct-98     8-Oct-98
                    1,000          5.125        5-Oct-98     8-Oct-98
                      500          5.625        5-Oct-98     8-Oct-98
                      600          5.375        5-Oct-98     8-Oct-98
                    1,000          5.125        5-Oct-98     8-Oct-98
       1,000                       5.375        5-Oct-98     8-Oct-98
                      100          5.75         5-Oct-98     8-Oct-98
                    1,000          5.0625       5-Oct-98     8-Oct-98
                      100          5.75         5-Oct-98     8-Oct-98
       1,000                       5.875        5-Oct-98     8-Oct-98
                      500          5.75         5-Oct-98     8-Oct-98
       2,000                       5.0225       5-Oct-98     8-Oct-98
       1,000                       5            5-Oct-98     8-Oct-98
                    1,000          5.75         5-Oct-98     8-Oct-98
       1,000                       5.25         5-Oct-98     8-Oct-98
                    5,000          5.25         6-Oct-98     9-Oct-98
                    2,000          5.25         6-Oct-98     9-Oct-98
                    3,000          5.0625       6-Oct-98     9-Oct-98
                    1,000          5.25         6-Oct-98     9-Oct-98
       4,000                       5            6-Oct-98     9-Oct-98
                    1,000          5.25         6-Oct-98     9-Oct-98
                      100          5.1875       6-Oct-98     9-Oct-98
                    7,000          5.25         6-Oct-98     9-Oct-98
                    1,000          5.25         6-Oct-98     9-Oct-98
                      800          5.0625       6-Oct-98     9-Oct-98
                    1,000          5.25         6-Oct-98     9-Oct-98
                    1,000          5.25         6-Oct-98     9-Oct-98
                    1,000          5.25         6-Oct-98     9-Oct-98
                    1,000          5.25         6-Oct-98     9-Oct-98
                    1,000          5.25         6-Oct-98     9-Oct-98
                    1,000          5.25         6-Oct-98     9-Oct-98
       4,000                       5.085        6-Oct-98     9-Oct-98



                              Page 18 of 20 pages

     Purchases      Sales          Price      Trade Date  Settlement Date
     ---------------------------------------------------------------------------
                      230          5.25         6-Oct-98     9-Oct-98
       4,000                       5.21         6-Oct-98     9-Oct-98
                      200          5.0625       6-Oct-98     9-Oct-98
                    1,000          5.25         6-Oct-98     9-Oct-98
                    1,000          5.0625       6-Oct-98     9-Oct-98
                    2,000          5.0625       6-Oct-98     9-Oct-98
                    1,000          5.25         6-Oct-98     9-Oct-98
                    1,000          5.25         6-Oct-98     9-Oct-98
                    1,000          5.25         6-Oct-98     9-Oct-98
       4,000                       6.0325       7-Oct-98    13-Oct-98
       2,000                       6.0625       7-Oct-98    13-Oct-98
                    1,200          6            7-Oct-98    13-Oct-98
                    1,500          5.75         7-Oct-98    13-Oct-98
                    1,000          5.75         7-Oct-98    13-Oct-98
                    1,000          6            7-Oct-98    13-Oct-98
                    1,000          5.25         7-Oct-98    13-Oct-98
                    1,600          6.125        7-Oct-98    13-Oct-98
                    2,000          6.25         7-Oct-98    13-Oct-98
                    3,800          5.875        7-Oct-98    13-Oct-98
                      100          6            7-Oct-98    13-Oct-98
                    2,800          5.875        7-Oct-98    13-Oct-98
                    3,000          5.75         7-Oct-98    13-Oct-98
                      500          6.125        7-Oct-98    13-Oct-98
                    1,000          6.25         7-Oct-98    13-Oct-98
                    1,800          6.25         7-Oct-98    13-Oct-98
                      800          6            7-Oct-98    13-Oct-98
                    1,000          6            7-Oct-98    13-Oct-98
                    1,600          6.125        7-Oct-98    13-Oct-98
                    1,800          6.25         7-Oct-98    13-Oct-98
                      500          5.75         7-Oct-98    13-Oct-98
                    2,000          5.375        8-Oct-98    14-Oct-98
                    1,800          5.375        8-Oct-98    14-Oct-98
                    1,000          5.375        8-Oct-98    14-Oct-98
                      100          5.375        8-Oct-98    14-Oct-98
                      100          5.375        8-Oct-98    14-Oct-98
                    1,000          5.125        8-Oct-98    14-Oct-98
                    1,800          5.375        8-Oct-98    14-Oct-98
                    2,800          5.375        8-Oct-98    14-Oct-98
                      500          5.25         8-Oct-98    14-Oct-98
                      100          5.21875      8-Oct-98    14-Oct-98
                    1,000          5.25         8-Oct-98    14-Oct-98
                      500          5.375        8-Oct-98    14-Oct-98
                    1,000          5.25         8-Oct-98    14-Oct-98
                    2,800          5.75         8-Oct-98    14-Oct-98
                    3,000          5.75         8-Oct-98    14-Oct-98
                    2,000          5.375        8-Oct-98    14-Oct-98
                      100          5.125        8-Oct-98    14-Oct-98
                    1,000          5.75         8-Oct-98    14-Oct-98
                    2,800          5.75         8-Oct-98    14-Oct-98
                      400          5.875        9-Oct-98    15-Oct-98
                      400          6.125        9-Oct-98    15-Oct-98
                      500          5.625       12-Oct-98    15-Oct-98
                    1,800          5.875       12-Oct-98    15-Oct-98
       1,580                       5.375       12-Oct-98    15-Oct-98
                    1,000          5.875       13-Oct-98    16-Oct-98
                      310          5.875       13-Oct-98    16-Oct-98
                      300          5.75        14-Oct-98    19-Oct-98
                    1,000          5.875       15-Oct-98    20-Oct-98



                              Page 19 of 20 pages

     Purchases      Sales          Price      Trade Date  Settlement Date
     ---------------------------------------------------------------------------
                      500          5.625       15-Oct-98    20-Oct-98
                    1,000          5.625       15-Oct-98    20-Oct-98
       1,000                       4.875       19-Oct-98    22-Oct-98
                    1,000          4.875       19-Oct-98    22-Oct-98
                    1,000          4.625       19-Oct-98    22-Oct-98
                    1,000          4.625       19-Oct-98    22-Oct-98
                    1,000          4.625       19-Oct-98    22-Oct-98
                    1,000          5.125       20-Oct-98    23-Oct-98
                    2,000          5.25        20-Oct-98    23-Oct-98
       1,000                       5.625       21-Oct-98    26-Oct-98
         200                       5.625       21-Oct-98    26-Oct-98
                    1,000          5.625       21-Oct-98    26-Oct-98
                    1,000          5.875       21-Oct-98    26-Oct-98
                    5,000          6           22-Oct-98    27-Oct-98
       3,000                       5.5         22-Oct-98    27-Oct-98
                    3,000          5.8125      22-Oct-98    27-Oct-98
       3,000                       5.5         22-Oct-98    27-Oct-98
                    5,000          6           22-Oct-98    27-Oct-98
       5,500                       5.5         22-Oct-98    27-Oct-98
                    1,000          6.25        22-Oct-98    27-Oct-98
                    3,600          5.5         22-Oct-98    27-Oct-98
       1,500                       5.5         22-Oct-98    27-Oct-98
       6,000                       5.5         22-Oct-98    27-Oct-98
                    2,000          6           22-Oct-98    27-Oct-98
                    4,000          5.75        22-Oct-98    27-Oct-98
         100                       6.125       22-Oct-98    27-Oct-98
       3,600                       5.5         22-Oct-98    27-Oct-98
                      500          5.5         22-Oct-98    27-Oct-98
       1,400                       5.5         22-Oct-98    27-Oct-98
                    1,800          6           22-Oct-98    27-Oct-98
                    1,000          5.5         22-Oct-98    27-Oct-98
       1,500                       5.5         22-Oct-98    27-Oct-98
                    1,400          5.5         22-Oct-98    27-Oct-98
       2,800                       6.125       22-Oct-98    27-Oct-98
                    3,000          5.9375      22-Oct-98    27-Oct-98
       2,000                       5.5         22-Oct-98    27-Oct-98
       1,000                       6.125       22-Oct-98    27-Oct-98
       1,500                       5.5         22-Oct-98    27-Oct-98
                      200          5.5         22-Oct-98    27-Oct-98
                      200          6.125       22-Oct-98    27-Oct-98
       2,000                       5.5         22-Oct-98    27-Oct-98
                    2,000          5.875       22-Oct-98    27-Oct-98
       2,000                       5.4375      23-Oct-98    28-Oct-98
         900                       5.4375      23-Oct-98    28-Oct-98
                    1,300          6.68        22-Sep-98    25-Sep-98
                      659          5.375       10-Sep-98    15-Sep-98
                    3,000          5.5         22-Oct-98    27-Oct-98
                    3,000          5.2          1-Sep-98     4-Sep-98
                    1,500          5.5         22-Oct-98    27-Oct-98
                    2,000          5.5         22-Oct-98    27-Oct-98
                    1,500          5.5         22-Oct-98    27-Oct-98
                    6,000          5.5         22-Oct-98    27-Oct-98
                    5,500          5.5         22-Oct-98    27-Oct-98
                    2,000          5.5         22-Oct-98    27-Oct-98
                    3,000          5.5         22-Oct-98    27-Oct-98
                    4,000          5.345       31-Aug-98     3-Sep-98
                    4,000          6.0325       7-Oct-98    13-Oct-98
                    4,000          5.75        27-Aug-98     1-Sep-98
                    1,580          5.375       12-Oct-98    15-Oct-98



                              Page 20 of 20 pages